UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                                  MYOGEN, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    62856E104
                                 (CUSIP Number)

                          Adele Kittredge Murray, Esq.
                    Perseus-Soros BioPharmaceutical Fund, LP
                         888 Seventh Avenue, 30th Floor
                               New York, NY 10106
                         Tel. No.: (212) 651-6380 (Name,
                         Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  July 29, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  62856E104                                                Page 2 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              1,670,650 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY              ----------------------------------------
                   EACH                 9     SOLE DISPOSITIVE POWER
                 REPORTING                    1,670,650 (1)
                  PERSON               ----------------------------------------
                  WITH                 10     SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,670,650 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

------------
(1) Includes 183,908 shares of common stock, par value $.001 per share of Myogen, Inc. (the "Common Stock") issuable upon exercise of a warrant (the "Warrant").

(2) Assumes that there are 36,037,006 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant).

CUSIP No.  62856E104                                                Page 3 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              1,670,650 (1)
                 NUMBER OF             -----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY             -----------------------------------------
                    EACH                9     SOLE DISPOSITIVE POWER
                 REPORTING                    1,670,650 (1)
                   PERSON              -----------------------------------------
                    WITH                10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,670,650 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes 183,908 shares of Common Stock issuable upon exercise of the Warrant.

(2) Assumes that there are 36,037,006 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant).

CUSIP No.  62856E104                                                Page 4 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 1,670,650 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             1,670,650 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,670,650 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes 183,908 shares of Common Stock issuable upon exercise of the Warrant

(2) Assumes that there are 36,037,006 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant).

CUSIP No.  62856E104                                                Page 5 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 1,670,650 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             1,670,650 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,670,650 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

------------
(1) Includes 183,908 shares of Common Stock issuable upon exercise of the Warrant.

(2) Assumes that there are 36,037,006 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant).

CUSIP No.  62856E104                                                Page 6 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 1,670,650 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             1,670,650 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,670,650 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes 183,908 shares of Common Stock issuable upon exercise of the Warrant.

(2) Assumes that there are 36,037,006 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant).

CUSIP No.  62856E104                                               Page 7 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                        ----------------------------------------
                 NUMBER OF              8     SHARED VOTING POWER
                   SHARES                     1,670,650 (1)
                BENEFICIALLY            ----------------------------------------
                  OWNED BY              9     SOLE DISPOSITIVE POWER
                    EACH                      0
                 REPORTING              ----------------------------------------
                   PERSON               10    SHARED DISPOSITIVE POWER
                    WITH                      1,670,650 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,670,650 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes 183,908 shares of Common Stock issuable upon exercise of the Warrant.

(2) Assumes that there are 36,037,006 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant).

CUSIP No.  62856E104                                               Page 8 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 1,678,150 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             1,678,150 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,678,150 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

------------
(1) Includes (i) 183,908 shares of Common Stock issuable upon exercise of the Warrant and (ii) 7,500 shares of Common Stock underlying vested options issued to Dr. Andrew N. Schiff, in his capacity as director of the Company (the "Options").

(2) Assumes that there are 36,044,506 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant and 7,500 shares issuable upon exercise of the Options).

CUSIP No.  62856E104                                               Page 9 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                  NUMBER OF            8     SHARED VOTING POWER
                   SHARES                    1,678,150 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                  REPORTING            -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     1,678,150 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,678,150 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

------------
(1) Includes (i) 183,908 shares of Common Stock issuable upon exercise of the Warrant and (ii) 7,500 shares of Common Stock underlying vested the Options.

(2) Assumes that there are 36,044,506 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant and 7,500 shares issuable upon exercise of the Options).

CUSIP No.  62856E104                                               Page 10 of 17

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                       -----------------------------------------
                   NUMBER OF            8     SHARED VOTING POWER
                    SHARES                    1,678,150 (1)
                 BENEFICIALLY          -----------------------------------------
                   OWNED BY             9     SOLE DISPOSITIVE POWER
                     EACH                     0
                   REPORTING           -----------------------------------------
                    PERSON              10    SHARED DISPOSITIVE POWER
                     WITH                     1,678,150 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,678,150 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------

------------
(1) Includes (i) 183,908 shares of Common Stock issuable upon exercise of the Warrant and (ii) 7,500 shares of Common Stock underlying vested the Options.

(2) Assumes that there are 36,044,506 shares of Common Stock outstanding (includes 183,908 shares issuable upon exercise of the Warrant and 7,500 shares issuable upon exercise of the Options).

CUSIP No.  62856E104                                               Page 11 of 17


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement, dated September 29, 2004 (the "Schedule 13D") relating to the common stock, par value $.001 per share (the "Common Stock"), of Myogen, Inc., a Delaware corporation (the "Company").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

(a), (b), (c) and (f).

         The first paragraph of these sections is hereby amended and restated as follows:

         "This Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership ("Perseus-Soros"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners"); (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");
(v) SFM AH, LLC, a Delaware limited liability company ("SFM AH"); (vi) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); (vii) Mr. Frank H. Pearl ("Mr. Pearl"); (viii) Mr. George Soros ("Mr. Soros"); and
(ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM
LLC")."

         These sections are also hereby amended by adding the following:

         "On October 21, 2004, Perseus EC merged into Perseuspur. On such date, Perseus EC ceased to be a Reporting Person."


             (d) and (e).

         The first paragraph of these sections is hereby amended and restated as follows:

         "On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros intends to file a further appeal at the French Cour de Cassation and, if that appeal is not successful, an additional action with the European Court of Justice. Mr. Soros elected to provide the foregoing information on a voluntary basis."


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

CUSIP No.  62856E104                                               Page 12 of 17


Item 4.  PURPOSE OF TRANSACTION.

         This section is hereby amended by adding the following:

         "Since the filing of the Schedule 13D, the Reporting Persons have disposed of more than one percent of the Company's outstanding Common Stock. As a result of the sales described in Item 5(c) of this Amendment No. 1 to the
Schedule 13D, the Reporting Persons ceased to be beneficial owners of more than five percent of the Company's outstanding Common Stock."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of the Warrant, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 1,670,650 shares of Common Stock. As of August 4, 2005, there were 35,853,098 shares of Common Stock outstanding based on information from the Company. Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of the Warrant, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own approximately 4.6% of the outstanding shares of Common Stock. After giving effect to the exercise of the Warrant and options to purchase Common Stock that were granted to Dr. Andrew N. Schiff, a director of the Company, employed by an entity affiliated with the Reporting Persons (the "Options"), SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 1,678,150 shares of Common Stock. Based on the above calculations and information, this represents approximately 4.7% of the outstanding shares of Common Stock.

         (b)      (i)      Each of Perseus-Soros and Perseus-Soros Partners may
be deemed to have sole power to direct the voting and disposition of the 1,670,650 shares of Common Stock that may be deemed to be beneficially owned by Perseus-Soros (assumes the exercise of the Warrant held for the account of Perseus-Soros).

                  (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than Perseus-Soros and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 1,670,650 shares of Common Stock beneficially owned by Perseus-Soros (assumes the exercise of the Warrant held for the account of Perseus-Soros).

                  (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 7,500 shares of Common Stock issuable upon exercise of the Options.

         (c) During the past 60 days, shares beneficially owned by the Reporting Persons have been sold in open market transactions on the Nasdaq National Market as follows:

            DATE           NO. OF SHARES SOLD        AVERAGE PRICE PER SHARE
            ----           ------------------        -----------------------

          7/29/05               400,400                      $11.0518
           8/1/05               350,000                      $11.1705
           8/2/05               360,000                      $14.2726

CUSIP No.  62856E104                                               Page 13 of 17


         (d)      No material change.

         (e) On August 2, 2005, the Reporting Persons ceased to be beneficial owners of more than five percent of the Company's outstanding Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 7: Joint Filing Agreement, dated August 8, 2005, among (i) Perseus-Soros
                                    BioPharmaceutical Fund, LP, (ii)
                                    Perseus-Soros Partners, LLC, (iii) Perseus
                                    BioTech Fund Partners, LLC, (iv) SFM
                                    Participation, L.P., (v) SFM AH LLC, (vi)
                                    Frank H. Pearl, (vii) George Soros, (viii)
                                    Soros Fund Management LLC, and (ix)
                                    Perseuspur, LLC.

CUSIP No.  62856E104                                               Page 14 of 17


                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2005

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel

                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel

                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

                                PERSEUSPUR, L.L.C.

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

CUSIP No.  62856E104                                               Page 15 of 17


                                MR. FRANK H. PEARL

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact

                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel

                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel

                                MR. GEORGE SOROS

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Attorney-in-Fact

                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jay Schoenfarber
                                        ----------------------------------------
                                        Name:  Jay Schoenfarber
                                        Title: Assistant General Counsel